April 24, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Mr. Kyle Moffatt

Re:	Clear Channel Outdoor Holdings, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2008, filed March 2, 2009 File No. 001-32663
Dear Mr. Moffat:
     This letter is in response to the Staff’s comments to the Company by its letter dated April 3, 2009 relating to the above-referenced Form 10-K. Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.
Item 1. Business
Sources of Revenues, page 5
1.	We note that for all of your billboards in the United States, you use independent third party-auditing companies to verify the number of impressions delivered by a display. Please tell us how you utilize this information.
The Traffic Audit Bureau (“TAB”) is a tri-party consortium funded by advertisers, advertising agencies and the outdoor industry. The TAB compiles the daily effective circulation (“DEC”), which is based on traffic count, of a particular display. This information is posted on-line and is available to TAB members. The information supplied by TAB is one of the factors for determining the pricing of a particular display and is used as a sales resource. Generally, the more impressions a display delivers, the higher the rate. In addition, the TAB also audits sales proposals to determine if the DEC’s contained in the proposal are accurate. These selected audits ensure that the outdoor advertising data is presented to potential advertising customers consistently across the various competitors.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Americas Results of operations, page 43
International Results of operations, page 44
2.	Please revise to discuss how you expect customer cancellations and non-renewals during the fourth quarter to impact each of your segments prospectively in 2009.

Securities and Exchange Commission
April 24, 2009

The Company is unable to estimate the impact customer cancellations and non-renewals will have on its segments prospectively in 2009 because the factors that affect cancellations and non-renewals continue to be in a state of flux which makes future visibility uncertain. However, the Company states on page 36 under Description of Business, “Our outdoor advertising business has been, and may continue to be, adversely impacted by the difficult economic conditions currently present in the United States and other countries in which we operate. The continuing weakening economy has, among other things, adversely affected our clients’ need for advertising and marketing services, resulted in increased cancellations and non-renewals by our clients, thereby reducing our occupancy levels and could require us to lower our rates in order to remain competitive, thereby reducing our yield, or affect our client’s solvency. Any one or more of these effects could materially affect our business, financial condition and results of operations.”
3.	Tell us the source and nature of the significant increase in bad debt in the Americas’ business, particularly after your merger. Per schedule set forth on page 107, you reported a significant increase in the allowance for doubtful accounts during the period from July 31 through December 31, 2008.
Approximately $17 million of the reserve for bad debt after the merger was attributable to the Company’s America’s segment. Approximately $4 million was attributable to deterioration in agings based on our standard policies and the remainder due to payment concerns on specific national agency accounts primarily in the automotive and retail advertising categories.
4.	We note your disclosure that direct operating expenses increased as a result of new site lease contracts for both the Americas and the International segments. In light of the fixed and long-term nature of these expenses, it is unclear to us how direct operating expenses decreased sequentially during the third and fourth quarters of 2008 as set forth in Note O. Please advise.
Direct operating expenses increased approximately $5 million in the Company’s Americas segment during the period noted. However, the increase was offset by a direct operating expense decline in the Company’s International segment. This decline was attributable to movements in foreign exchange. On a constant dollar basis (as defined on page 37), direct operating expenses in the Company’s International segment would have increased approximately $2.5 million during the period noted.
Cash Flows, page 46
5.	We note that in lieu of a discussion and analysis of cash flows, you merely recited net changes in the major captions in the Statements of Cash Flows. Please provide an enhanced analysis and explanations of the sources and uses of cash and material changes in particular items underlying the major captions as reported therein for all periods presented.
The Company will add the following disclosure to the Form 10-K:
Investing Activities
     2008

Securities and Exchange Commission
April 24, 2009

     We spent $175.8 million in our Americas segment for the purchase of property, plant and equipment mostly related to the construction of new billboards. We spent $182.5 million in our International segment for the purchase of property, plant and equipment mostly related to new billboard and street furniture contracts and renewals of existing contracts.
     Our Americas segment paid $55.1 million for the acquisition of advertising structures and the final earnout payments for Interspace Airport Advertising, which we acquired in July 2006. Our International segment paid $41.4 million primarily related to the acquisition of additional equity interests in outdoor companies and the acquisition of advertising structures.
     We also received proceeds of $41.5 million from asset sales, $34.2 million of which was from the disposal of land and buildings in our International segment.
     2007
     We spent $142.8 million in our Americas segment for the purchase of property, plant and equipment mostly related to construction of new billboards. We spent $132.9 million in our International segment for the purchase of property, plant and equipment mostly related to new billboard and street furniture contracts and renewals of existing contracts.
     During 2007, our Americas segment paid $39.5 million in cash primarily to acquire display faces. In addition, our International segment paid $29.6 million, which includes the acquisition of an outdoor advertising business in Romania, additional equity interests in outdoor companies and the acquisition of advertising structures.
     2006
     We spent $90.5 million in our Americas segment for the purchase of property, plant and equipment mostly related to construction of new billboards. We spent $143.4 million in our International segment for the purchase of property, plant and equipment mostly related to new billboard and street furniture contracts and renewals of existing contracts.
     We completed the acquisition of Interspace on July 1, 2006 and paid cash consideration of $76.5 million. In addition our Americas segment acquired display faces for $55.4 million in cash. Our International segment acquired display faces and additional equity interests in outdoor companies for $105.7 million, including the acquisition of an outdoor advertising business in the United Kingdom.
Financing Activities
     2008
     Net cash used in financing activities of $232.8 million for 2008 reflected a net reduction in debt and credit facilities of $67.6 million and net transfers of cash to Clear Channel Communications of $169.2 million. The net transfers of cash to Clear Channel Communications represent the activity in the “Due from/to Clear Channel Communications” account. This

Securities and Exchange Commission
April 24, 2009

activity primarily relates to working capital and settlement of interest on the cash management notes and the $2.5 billion note payable to Clear Channel Communications.
     2007
     Net cash used in financing activities of $305.8 million for 2007 is primarily related to the net transfer of cash to Clear Channel Communications of $302.9 million. The net transfers of cash to Clear Channel Communications represent the activity in the “Due from/to Clear Channel Communications” account. This activity primarily relates to working capital and settlement of interest on the cash management notes and the $2.5 billion note payable to Clear Channel Communications.
     2006
     Net cash used in financing activities of $53.2 million for 2006 principally reflects a net reduction in debt of $59.7 million. The net transfers of cash to Clear Channel Communications represent the activity in the “Due from/to Clear Channel Communications” account. This activity primarily relates to working capital and settlement of interest on the cash management notes and the $2.5 billion note payable to Clear Channel Communications.
Debt with Clear Channel Communications, pages 49-50
6.	We note that you maintain collection bank accounts which are swept daily into accounts of Clear Channel Communications. Per your disclosure, unlike the management of cash from your U.S. based operations, the amount of cash, if any, which is transferred from your foreign operations to Clear Channel Communications is determined on a “basis mutually agreeable” to you and Clear Channel Communications based on the “reasonable foreseeable cash needs of your foreign operations.” Addressing existing and known or reasonably likely future cash requirements of your foreign operations, please disclose the nature of such needs which are evaluated regularly for cash management purposes.
The Company will add the following disclosure to its Form 10-K:
“The Company’s foreign operations forecast their cash needs to satisfy general working capital requirements and capital expenditures. The Company’s foreign operations also evaluate anticipated cash flows from various investing activities. Therefore, to the extent that anticipated cash on hand from the Company’s foreign operations is not enough to satisfy its cash needs, the foreign operations will either borrow from local credit facilities that may be available to those operations or the Company will transfer required funds to its foreign operations. However, the Company’s $150.0 million sub-limit facility is not currently available as Clear Channel Communications drew the remaining availability on February 6, 2009. To the extent that cash on hand from the Company’s foreign operations exceeds its cash needs, the foreign operations may repay local credit facilities (which could include the $150.0 million sub-limit) or the Company may repatriate that cash for use domestically.”

Securities and Exchange Commission
April 24, 2009

Critical Accounting Estimates, page 55
Indefinite-lived Assets, page 56
7.	We note that indefinite-lived intangibles which consist of billboard permits accounted for 19% of total assets as of December 31, 2008. In light of the significance of the remaining indefinite-lived intangibles’ balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your billboard permits. Specifically, we believe you should provide the following information:
•	Provide a more detailed description of the steps you perform to review your billboard permits for recoverability.
The Company has responded to this Staff comment by providing a marked excerpt of the Form 10-K. Please see Attachment A.
•	Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe in more detail the significant estimates and assumptions used in your valuation model to determine the fair value of each unit of accounting under your direct valuation method and how you derive “industry normalized information.” For example, you should disclose at a minimum your assumptions with respect to market revenue growth rates, market share, profit margin, duration and profile of the build-up period, how estimated start-up capital costs and losses incurred during the build-up period were determined, the risk adjusted discount rates and terminal values. Discuss your consideration of any market risk premiums.
The Company has responded to this Staff comment by providing a marked excerpt of the Form 10-K. Please see Attachment A.
•	Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.
The Company has responded to this Staff comment by providing a marked excerpt of the Form 10-K. Please see Attachment A.
•	Further, disclose any changes to your units of accounting or allocations of building permits by unit of accounting and the reasons for such changes.
There were no changes to the Company’s units of accounting.
•	Provide a table showing:

Securities and Exchange Commission
April 24, 2009

1.	the carrying value and the fair value of each unit of accounting. Alternatively, if you do not disclose the fair value of each unit of accounting, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and
The Company has responded to this Staff comment by inserting “The fair value of our permits equaled their carrying value after recognition of the non-cash impairment charge.” Please see Attachment A.
2.	using hypothetical percentage reductions in fair value, disclose the impairment amount that would have occurred had the hypothetical reduction in fair value existed at the time of your impairment testing.
The Company has responded to this Staff comment by providing a marked excerpt of the Form 10-K. Please see Attachment A.
•	In addition, if the fair value of any of your units of accounting does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this unit of accounting based upon reasonable likely changes similar to what was already provided for you billboard permits balance on page 57.
The fair value of the Company’s billboard permits equaled their carrying value after recognition of the non-cash impairment charge. The unit of accounting for the Company’s billboard permits is the market level. The table on page 57 was produced based on the effect of 100 basis point declines in the discrete and terminal period revenue growth rate, profit margin and discount rate assumptions for each unit of accounting.
8.	Explain how you determined your units of accounting including your basis for concluding that separately recorded indefinite-lived intangibles should be combined into a single unit of accounting for purposes of testing impairment. In this regard, tell us more about your impairment testing at the “market level” and provide us with your analysis of EITF 02-7.
The Company determined that its billboard permits should be combined into a single unit of accounting at the market level after consideration of the guidance in EITF 02-7. Specifically, the Company concluded that the intangible assets were purchased in order to construct or enhance a single asset (that is, they will be used together). In this regard, the Company generally sells rotary advertising campaigns to its customers. This involves moving the advertising message to different bulletins within the market during the advertising campaign. Rotating delivers high frequency at each bulletin location. Reach builds as the advertising message is moved to different bulletin locations. Therefore, the billboard permits as a group represent the highest and best use of the assets. Secondarily, the Company does not have a history of selling specific permits within a market. Generally, the Company will swap markets with a third party rather than sell individual permits. Finally, as part of the purchase price allocation, the permits were recorded as a single group at the market level.

Securities and Exchange Commission
April 24, 2009

Goodwill, page 57
9.	In light of the significance of the remaining goodwill balance, which accounted for 15% of your total assets as of December 31, 2008, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of the remaining goodwill balance. Specifically, we believe you should provide the following information:
•	Provide a more detailed description of the steps you perform to review your goodwill for recoverability similar to that provided on page 77.
The Company has responded to this Staff comment by providing a marked excerpt of the Form 10-K. Please see Attachment A.
•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit (i.e. by country in your international segment).
The Company has responded to this Staff comment by providing a marked excerpt of the Form 10-K. Please see Attachment A.
•	Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, since you utilize the discounted cash flow approach, you should disclose at a minimum:
1.	The discount rates for each reporting unit and how those discount rates were determined,
The Company has responded to this Staff comment by providing a marked excerpt of the Form 10-K. Please see Attachment A.
2.	How cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and
The Company has responded to this Staff comment by providing a marked excerpt of the Form 10-K. Please see Attachment A.
3.	Your consideration of any market risk premiums.
The Company has responded to this Staff comment by providing a marked excerpt of the Form 10-K. Please see Attachment A.
•	Describe changes to the assumptions and methodologies, if any, since your annual impairment test. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

Securities and Exchange Commission
April 24, 2009

The Company has responded to this Staff comment by providing a marked excerpt of the Form 10-K. Please see Attachment A.
•	Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.
There were no changes to the Company’s reporting units.
•	Provide a table showing:
1.	the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of reporting unit, you should disclose its fair value it does not exceed its carrying value by a significant amount; and
The Company has responded to this Staff comment by inserting “The fair value of our reporting units approximated their carrying value after recognition of the non-cash impairment charge.” Please see Attachment A.
2.	using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.
As disclosed, the carrying value of all material reporting units approximated their fair value after recognition of the non-cash impairment charge. Therefore, the Company will add a table similar to the table added for its billboard permits, aggregated at the reportable segment level. Please see Attachment A.
•	In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonable likely changes similar to what was already provided at the reportable segment level on page 57.
The table on page 57 was produced based on the effect of 100 basis point declines in the discrete and terminal period revenue growth rate, profit margin and discount rate assumptions for each reporting unit, as noted in our original filing.
Note A — Summary of Significant Accounting Policies
Intangible Assets, pages 71-72
10.	Tell us your basis for determining that the reporting unit for Americas is the reportable segment, in this regard, we note that you have a Regional President for each of the Western U.S., Eastern U.S. and Latin America as indicated on your web site at http://www.clearchanneloutdoor.com/corporate/officers.htm.
The Company reviewed the guidance in EITF D-101 and determined that each of its U.S. markets, Canada, Mexico, Peru and Brazil constitute components. Each of these components constitutes a business, discrete financial information is available for each component and each

Securities and Exchange Commission
April 24, 2009

component is regularly reviewed by segment management. The segment manager of the America’s is its President/ Chief Executive Officer — Clear Channel Americas and Asia Divisions. The discrete financial information regularly reviewed by the segment manager provides information by U.S. market, Canada, Mexico, Peru and Brazil.
The Company determined that each of its U.S. markets are components and should be aggregated and deemed a single reporting unit for purposes of impairment testing because they have similar economic characteristics.
The Company reviewed the following guidance in EITF D-101 to make its determination that its components have similar economic characteristics, noting that EITF D-101 states the assessment should be more qualitative than quantitative:
The manner in which an entity operates its business and the nature of those operations
The Company operates its Americas segment as part of a national platform. The national platform was created primarily through the acquisitions of Eller Media Company in 1997, the acquisition of Universal Outdoor in 1998 and the acquisition of the Ackerley group in 2002. The Company’s strategy is to use the national platform to increase cash flow by providing advertisers a one-stop solution for multiple market advertisements and to lower expenses through the consolidation of numerous processes. Subsequent acquisitions have consisted primarily of one-off billboard acquisitions to fill out the Company’s presence in each of its markets. These acquisitions gave the Company a presence in 49 of the largest 50 markets in the United States, including all of the 20 largest markets.
To operate the national platform, the Company has established centralized systems. For example, the Company has a centralized sales force to sell national advertising across its platform, its accounts receivable are centralized, it has a centralized real estate group, a centralized capital investment group, a centralized lease accounting and billing system, a centralized creative group and a master customer database.
The Company has an Executive Vice President of Sales and Marketing that is responsible for managing sales across the Company’s national platform. This involves making sure that the national platform is utilized in the most effective manner. The Company has also invested in technology that allows all account executives access to information regarding all of the advertising display options available across the national platform. Further, the technology allows the account executives to sell advertising across the national platform.
The Company also has a national sales force that works directly with national sales agencies. The Company believes that its scale is a competitive advantage and allows it to drive shared revenues. The Company defines shared revenues as advertiser buys across multiple markets. For instance, the Company has an account executive that sells advertisements for a large agency in Atlanta. The advertisements run in Atlanta are considered local revenue, but as part of the

Securities and Exchange Commission
April 24, 2009

advertising campaign, the agency will also buy advertisements in New York, Dallas and San Francisco. The advertisements run in the markets outside of Atlanta are considered shared revenues. Typically, agency buys are for multiple markets in the same advertising campaign and thus generate shared revenues. Approximately 40% of the Company’s revenues are shared and the Company will continue to focus on growing its shared revenues.
The account executive in Atlanta is able to generate a seamless proposal to sell the Atlanta, New York, Dallas and San Francisco markets through access to Fast Pitch, which is an internal web based proposal generation system. This program delivers real time availability for every market allowing local account executives the ability to create multi or single market programs without having to contact individual markets for current rates and availability. Fast Pitch also contains maps, product sheets, market information, shipping information and product specifications. Inventory availability is updated daily directly from each division’s scheduling system. Fast Pitch allows the advertising agency to deal with a single point of contact in Atlanta and be able to buy advertisement in multiple markets.
As posting instructions and final rates are determined, this information is shared with the markets so they can ensure the advertising is displayed and invoiced. Though each market invoices separately, the collections work is done at a consolidated level with an individual collector assigned to the agency.
Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)
The Company makes resource allocation decisions among its markets based on those markets contributions to the national platform compared to the total resources required by the market. Without the national platform, the cost structure for an individual market would be much different because an individual market would not be able to share resources with other markets.
For example, the Company believes its scale has enabled cost-effective investment in new display technologies, such as digital billboards, which it believes will continue to support future growth. The Company has experienced significantly higher revenue per digital display than revenue per vinyl display. Digital displays currently account for approximately 5% of the Company’s revenue. All of its digital displays are monitored in San Antonio to protect against “hackers”. The Company is also in the process of building technology to link all digital displays together. This will allow for a single advertisement to be run across the Company’s network of displays in all markets at the same time.
In addition, the Company does not have a history of disposing of individual markets. The Company does make like-kind exchanges for markets across the nation. The Company believes that like-kind exchanges demonstrate economic similarity because the exchanges are made to reposition its national platform. The Company’s scale allows it to make these like-kind exchanges, which demonstrates that the national platform is the highest and best use of the assets to the Company.

Securities and Exchange Commission
April 24, 2009

The extent to which the component businesses share assets and other resources
The Company has research tools that enable its clients to better understand how displays can successfully reach their target audiences and promote their advertising campaigns. For example, Profiles is a mapping system used across the Company’s markets, combining detailed mapping with demographic and psychographic information and the Company’s own retail and outdoor display database. Profiles allows the Company’s advertisers to make out-of-home decisions based on demographic and lifestyle information and evaluate trade areas and run comparisons based on market potential.
The Company also has proprietary creative software shared by its markets. MOVI© Presenter allows clients to view prospective creative in a virtual outdoor setting. Creative is viewed at several distances to test readability, contrast and impact. As discussed above, Fast Pitch is another application exclusive to the Company. This program delivers real time availability for every market allowing local account executives the ability to create multi or single market programs without having to contact individual markets for current rates and availability. Fast Pitch also contains maps, product sheets, market information, shipping information and product specifications. Inventory availability is updated daily directly from each division’s scheduling system. Finally, WebPOP is a proprietary program that allows the Company’s customers the ability to monitor the installation of their campaigns as well as view photographs and Proof of Performance reports instantly.
The Company has a centralized creative group that provides advice on advertising campaigns for its local, regional and national customers. Also, the Company is working with its clients and advertising agencies to develop more sophisticated systems that will provide improved demographic measurements of outdoor advertising to be used across its markets.
The Company’s markets use The Traffic Audit Bureau (“TAB”), an independent third party-auditing company to verify the number of impressions delivered by a display. The TAB is a tri-party consortium funded by advertisers, advertising agencies and the outdoor industry. The TAB compiles the daily effective circulation (“DEC”), which is based on traffic count, of a particular display. This information is posted on-line and is available to TAB members. The information supplied by TAB is one of the factors for determining the pricing of a particular display and is used as a sales resource. Generally, the more impressions a display delivers, the higher the rate. Currently, approximately 60% — 65% of the Company’s domestic revenues are placed by advertising agencies which rely on the information provided by the TAB. The Company believes its national resources give it the ability to maximize and sustain reach which it could not achieve at a stand-alone basis.
The Company believes that each of its U.S. markets is a component and meets the requirements for aggregation under FAS 142 and EITF D-101. The Company aggregates its U.S. markets into a single reporting unit for purposes of the goodwill impairment test because of the similar economic characteristics discussed above.

Securities and Exchange Commission
April 24, 2009

11.	We note that based on an interim impairment test of your reporting units as of December 31, 2008, you recognized a non-cash impairment charge of $2.5 billion to reduce goodwill due to disclosed macroeconomic factors which had an adverse effect on the estimated cash flows and discount rates used in the discounted cash flow model. Please enhance your discussion by providing a more detailed analysis of how such macroeconomic factors impacted your estimated cash flows and the discount rates used in the discounted cash flow model. Such discussion could be provided in your MD&A.
The Company has responded to this Staff comment by providing a marked excerpt of the Form 10-K. Please see Attachment A.
Note B — Intangible Assets and Goodwill
Definite-lived Intangibles, page 75
12.	Please disclose the information required by paragraph 52(a)(3) of SFAS 141 for your “other” definite-lived intangibles. Additionally, please disclose:
•	The nature of the assets which comprise “Other” definite-lived intangibles

•	The amount, if any, which was assigned to the “Clear Channel” trademark. In this regard, we note your disclosure on page 24 that Clear Channel Communications granted you the right to use the “Clear Channel” mark, logo, and name.
The “Other” definite-lived intangibles in the post-merger period consist primarily of easements providing access to the land under the Company’s advertising structures. 99% of these easements are permanent which the Company considers similar to owning the land and therefore are not amortized. The Company did not consider the weighted average useful life to be meaningful as only 1% of the easements are amortized.
The Company did not assign value to the “Clear Channel” trademark.
Goodwill, page 77
13.	Tell us how you determined the push down adjustments allocated to each reporting unit’s goodwill, and particularly, why 99.5% of the fair value adjustment was pushed down to the Americas segment/reporting unit.
The push down adjustments were determined using a discounted cash flow model that allocated the purchase price between the Company’s segments/reporting units. Approximately 80% of the purchase price pushed down to the Company was attributed to the Americas segment primarily due to its higher profit margins. After pushing down the fair value of the underlying net assets to each segment/reporting unit, the residual purchase price was allocated to goodwill. The push down adjustments reflect the amounts necessary to bring the pre-merger balance of goodwill for each segment/reporting unit to the residual purchase price allocated to goodwill.

Securities and Exchange Commission
April 24, 2009

* * * *
     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these responses, please contact Herb Hill at (210) 822-2828.

Very truly yours,
/s/ Herbert W. Hill, Jr.
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

cc:	Randall T. Mays President and Chief Financial Officer

Attachment A

Indefinite-lived Assets
     We have approximately 64,000 billboard permits in our Americas segment. Our billboard permits are effectively issued in perpetuity by state and local governments as they are transferable or renewable at little or no cost. Permits typically include the location which allows us the right to operate an advertising structure.
     We recorded purchase accounting adjustments related to billboard permits of $2.0 billion as a result of Clear Channel Communications’ merger and the related preliminary push-down accounting. The fair value of the permits was determined using the direct valuation method as prescribed in SEC Staff Announcement No. D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill. Under the direct valuation method, the fair value of the permits was calculated at the market level as prescribed by EITF 02-07, Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets. We utilize Mesirow Financial Consulting, LLC, a third party valuation firm, to assist in the development of the assumptions and determination of the fair value of our permits.
     ~~Indefinite-lived assets such as our billboard permits are reviewed annually for possible impairment using the direct valuation method as prescribed in SEC Staff Announcement No. D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill.~~ Our application of the direct valuation method attempts to isolate the income that is properly attributable to the permit alone (that is, apart from tangible and identified intangible assets and goodwill). It is based upon modeling a hypothetical “greenfield” build up to a “normalized” enterprise that, by design, lacks inherent goodwill and whose only other assets have essentially been paid for (or added) as part of the build-up process. We forecasted revenue, expenses, and cash flows over a ten-year period for each of our markets in our application of the direct valuation method. We also calculated a “normalized” residual year which represents the perpetual cash flows of each market. The residual year cash flow was capitalized to arrive at the terminal value of the permits in each market.
     Under the direct valuation method, it is assumed that rather than acquiring indefinite-lived intangible assets as part of a going concern business, the buyer hypothetically ~~obtains~~ develops indefinite-lived intangible assets and builds a new operation with similar attributes from scratch. Thus, the buyer incurs start-up costs during the build-up phase which are normally associated with going concern value. Initial capital costs are deducted from the discounted cash flows model which results in value that is directly attributable to the indefinite-lived intangible assets.
     Our key assumptions using the direct valuation method are market revenue growth rates, market share, profit margin, duration and profile of the build-up period, estimated start-up capital costs and losses incurred during the build-up period, the risk-adjusted discount rate and terminal values. This data is populated using industry normalized information representing an average permit within a market.
     Management uses its internal forecasts to estimate industry normalized information as it believes these forecasts are similar to what a market participant would expect to generate. This

Attachment A

is due to the pricing structure and demand for outdoor signage in a market being relatively constant regardless of the owner of the operation. Management also relied on its internal forecasts because there is limited to no available public data for each of its markets.
     The build-up period represents the time it takes for the hypothetical start-up operation to reach normalized operations in terms of achieving a mature market share and profit margin. Management believes that a one-year build-up period is required for a start-up operation to erect the necessary structures and obtain advertisers. It is estimated that a start-up operation would be able to obtain 10% of the potential revenues in the first year of operations and 100% in the second year. However, the cost structure is expected to reach the normalized level over three years due to the time required to recognize the synergies and cost savings associated with the ownership of the permits within the market.
     For the normalized operating margin in the third year, management assumed a hypothetical business would operate at the industry average margin of 46% based on an analysis of comparable companies. For the first and second year of operations, the operating margin was assumed to be 50% of the “normalized” operating margin. The first and second year expenses include the non-recurring start-up costs necessary to build the operation (i.e. development of customers, workforce, etc.).
     In addition to cash flows during the projection period, a “normalized” residual cash flow was calculated based upon industry-average growth beyond the discrete build-up projection period. The residual cash flow was then capitalized to arrive at the terminal value.
     The present value of the cash flows is calculated using an estimated required rate of return based upon industry-average market conditions. In determining the estimated required rate of return, management calculated a weighted average cost of capital (“WACC”) using both current industry WACCs and historical trends in the industry.
     We calculated the WACC as of the valuation date and also 1-year, 2-year, and 3-year quarterly averages. The WACC is calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in an expected capital structure. The estimate of the typical capital structure was based on observing typical proportions of interest-bearing debt and common equity of publicly traded companies in the outdoor advertising industry. Our calculation of the WACC considered both current industry WACCs and historical trends in the industry. The calculation of WACC requires the pre-tax rate of return on debt, which was based on a review of the credit ratings for comparable companies (i.e. market participants). We used the yield on an S&P BB rated corporate bond for the pre-tax rate of return on debt. The rate of return on equity capital was estimated using the Modified Capital Asset Pricing Model (“MCAPM”). Inputs to the MCAPM included the yield on long-term U.S. Treasury bonds, forecast betas for comparable companies, calculation of a market risk premium based on research and empirical evidence and calculation of a size premium derived from historical differences in returns between small companies and large companies using data published by Ibbotson Associates. Our concluded WACC used in the discounted cash flow models to determine the fair value purchase accounting adjustments was

Attachment A

8.5%. Applying the WACC, the present value of cash flows during the discrete projection period and terminal value were added to estimate the fair value of the hypothetical start-up operation. The initial capital investment was subtracted to arrive at the value of the permits. The initial capital investment represents the fixed assets needed to erect the necessary advertising structures.
     We test our billboard permits for impairment annually, or more frequently if events or changes in circumstances indicate that the billboard permit might be impaired. The United States and global economies are undergoing a period of economic uncertainty, which has caused, among other things, a general tightening in the credit markets, limited access to the credit markets, lower levels of liquidity and lower consumer and business spending. These disruptions in the credit and financial markets and the continuing impact of adverse economic, financial and industry conditions on the demand for advertising negatively impacted the key assumptions in the discounted cash flow models used to value our permits.
     ~~In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or Statement 142~~ As a result of these factors, we performed an interim impairment test as of December 31, 2008.
     Our permits were aggregated into a single unit of accounting at the market level in accordance with EITF 02-07. The fair value of each unit of accounting ~~as of December 31, 2008~~ was determined using the guidance in ~~.~~ SEC Staff Announcement No. D-108 and EITF 02-07 in the same manner described above. Our impairment test consisted of a comparison of the fair value of the billboard permits at the market level with their carrying amount. If the carrying amount of the billboard permit exceeds its fair value, an impairment loss is recognized equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the billboard permit is its new accounting basis.
     ~~The estimated fair value of permits was below their carrying values. As a result, we recognized a non-cash impairment charge of $722.6 million in 2008 on our indefinite-lived permits. The United States and global economies are undergoing a period of economic uncertainty, which has caused, among other things, a general tightening in the credit markets, limited access to the credit markets, lower levels of liquidity and lower consumer and business spending. These disruptions in the credit and financial markets and the continuing impact of adverse economic, financial and industry conditions on the demand for advertising negatively impacted the key assumptions in the discounted cash flow models used to value our permits.~~ The WACC used in the impairment model increased approximately 100 basis points (to 9.5%) over the WACC used to value the permits as part of the purchase price allocation. This increase was primarily responsible for the decline in fair value of the billboard permits below their carrying value. As a result, we recognized a non-cash impairment charge of $722.6 million in 2008. The fair value of our permits equaled their carrying value after recognition of the non-cash impairment charge.
     While we believe we had made reasonable estimates and utilized reasonable assumptions to calculate the fair value of our permits, it is possible a material change could occur. If our future actual results are not consistent with our estimates, we could be exposed to future

Attachment A

impairment losses that could be material to our results of operations. The following table shows the impact on the fair value of our billboard permits of a 100 basis point decline in our discrete and terminal period revenue growth rate, profit margin and discount rate assumptions, respectively:

(in thousands)
Indefinite-lived intangible	Revenue growth rate	Profit margin	Discount rates
Billboard permits	$(508,300)	$(84,000)	$770,200
     The following table shows the change to the billboard permit impairment amount that would have occurred using hypothetical percentage reductions in fair value, had the hypothetical reduction in fair value existed at the time of our impairment testing:

(in thousands)
% change in fair value	Change to impairment
5%	$75,627

10%	$151,767

15%	$227,907

~~G~~Goodwill
     Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.  We recorded purchase accounting adjustments related to goodwill of $2.6 billion as a result of Clear Channel Communications’ merger and the related preliminary push-down accounting. Goodwill was allocated to each reporting unit based on a discounted cash flow model used to determine its enterprise value. We utilize Mesirow Financial Consulting, LLC, a third party valuation firm, to assist in the development of the assumptions and determination of the fair value of our reporting units.
~~We review goodwill for potential impairment annually using a discounted cash flow model to determine the fair value of our reporting units. The fair value of our reporting units is used to apply value to the net assets of each reporting unit. To the extent the carrying amount of net assets would exceed the fair value, an impairment charge may be required to be recorded.~~
     The discounted cash flow approach we use for valuing goodwill involves estimating future cash flows expected to be generated from the related assets, discounted to their present value using a risk-adjusted discount rate. Terminal values are also estimated and discounted to their present value.
     We forecasted revenue, expenses, and cash flows over a ten-year period for each of our reporting units. We also calculated a “normalized” residual year which represents the perpetual cash flows of each reporting unit. The residual year cash flow was capitalized to arrive at the terminal value of the reporting unit. The forecasted cash flows were compared to the Company’s historical operating results and industry results and expectations to form a basis for reasonableness.

Attachment A

     We calculated the WACC as of Clear Channel Communications’ merger date and also 1-year, 2-year, and 3-year quarterly averages. WACC is an overall rate based upon the individual rates of return for invested capital (equity and interest bearing debt). The WACC is calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in an expected capital structure. The estimate of the typical capital structure was based on observing typical proportions of interest-bearing debt and common equity of publicly traded companies in outdoor advertising industry. Our calculation of the WACC considered both current industry WACCs and historical trends in the industry. The calculation of WACC requires the pre-tax rate of return on debt, which was based on a review of the credit ratings for comparable companies (i.e. market participants). We used the yield on an S&P BB rated corporate bond for the pre-tax rate of return on debt. The rate of return on equity capital was estimated using the Modified Capital Asset Pricing Model (“MCAPM”). Inputs to the MCAPM included the yield on long-term U.S. Treasury bonds, forecast betas for comparable companies, calculation of a market risk premium based on research and empirical evidence and calculation of a size premium derived from historical differences in returns between small companies and large companies using data published by Ibbotson Associates. Our concluded WACC used in the discounted cash flow models to determine the fair value purchase accounting adjustments was 8.5%. Applying the WACC, the present value of cash flows during the discrete projection period and terminal value were added to estimate the fair value of the reporting units.
     ~~In accordance with Statement 142, we performed an interim impairment test as of December 31, 2008 on goodwill.~~
     We also utilized the market approach to provide a test of reasonableness to the results of the discounted cash flow model. The market approach indicates the fair value of the invested capital of a business based on a company’s market capitalization (if publicly-traded) and a comparison of the business to comparable publicly traded companies and transactions in its industry. This approach can be estimated through the quoted market price method, the market comparable method, and the market transaction method.
     One indication of the fair value of a business is the quoted market price in active markets for the debt and equity of the business. The quoted market price of equity multiplied by the number of shares outstanding yields the fair value of the equity of a business on a marketable, minority basis. We then apply a premium for control and add the estimated fair value of interest-bearing debt to indicate the fair value of the invested capital of the business on a marketable, controlling basis.
     The market comparable method provides an indication of the fair value of the invested capital of a business by comparing it to publicly-traded companies in similar lines of business. The conditions and prospects of companies in similar lines of business depend on common factors such as overall demand for their products and services. An analysis of the market multiples of companies engaged in similar lines of business yields insight into investor perceptions and, therefore, the value of the subject business. These multiples are then applied to the operating results of the subject business to estimate the fair value of the invested capital on a marketable, minority basis. We then apply a premium for control to indicate the fair value of the business on a marketable, controlling basis.

Attachment A

     The market transaction method estimates the fair value of the invested capital of a business based on exchange prices in actual transactions and on asking prices for controlling interests in similar companies recently offered for sale. This process involves comparison and correlation of the subject business with other similar companies that have recently been purchased. Considerations such as location, time of sale, physical characteristics, and conditions of sale are analyzed for comparable businesses.
     The three variations of the market approach indicated that the fair value determined by our discounted cash flow model was within a reasonable range of outcomes.
     We review goodwill for potential impairment in the third quarter of each year using a discounted cash flow model to determine the fair value of our reporting units. Our impairment test is a two-step process. The first step, used to screen for potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. The second step, used to measure the amount of the impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Each of our U.S. markets is a component. We aggregate our U.S. markets into a single reporting unit for purposes of the goodwill impairment test using the guidance in EITF D-101, Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142. We also determined that Canada, Mexico, Peru, Brazil and each country in our International segment constitutes a reporting unit.
     We test goodwill at interim dates if events or changes in circumstances indicate that goodwill might be impaired. The United States and global economies are undergoing a period of economic uncertainty, which has caused, among other things, a general tightening in the credit markets, limited access to the credit markets, lower levels of liquidity and lower consumer and business spending. These disruptions in the credit and financial markets and the continuing impact of adverse economic, financial and industry conditions on the demand for advertising negatively impacted the key assumptions in the discounted cash flow models used to value our reporting units as part of the purchase price allocation. As a result of these factors, we performed an interim impairment test as of December 31, 2008 ~~As a result, we~~which resulted in ~~recognized~~ a non-cash impairment charge of $2.5 billion to reduce our goodwill. The carrying value of our reporting units approximated their fair value after recognition of the non-cash impairment charge.
     ~~The estimated fair value of our reporting units was below their carrying values~~ The discounted cash flow model indicated that we failed the first step of the impairment test, which required us to compare the implied fair value of each reporting units’ goodwill with its carrying value. ~~As a result, we recognized a non-cash impairment charge of $2.5 billion to reduce our goodwill. The macroeconomic factors discussed above had an adverse effect on our estimated cash flows and discount rates used in the discounted cash flow model.~~ The impact of adverse economic and industry conditions on the demand for advertising negatively impacted the 2009 projected cash flows in the discounted cash flow models used to value our reporting units.

Attachment A

     In addition, the disruptions in the credit and financial markets and the macroeconomic risks in the global economy negatively impacted the WACC of each of our reporting units. In estimating the concluded WACC for valuing our reporting units for purposes of impairment testing, we applied an adjustment to the WACC calculated to value our permits as of the impairment test date. The adjustment captured the unsystematic risk (i.e. company/asset specific risk). Due to the economic uncertainty, market instability and nature of the cash flow projections, we determined that 300 basis point premium over the industry WACC was warranted as of the date of the impairment test. The concluded WACC was 12.5%.

Attachment A

     A breakdown of our goodwill balance as of December 31, 2008 by reporting unit is as follows:

(In thousands)
Reporting Unit	Goodwill balance
Americas (1)	$892,598

France	84,498

Switzerland	56,885

Australia	28,179

Belgium	25,928

Sweden	23,677

Norway	18,808

Ireland	14,285

All others (2)	35,283

Total	$1,180,141

(1)	Approximately 9% of this balance relates to goodwill in Canada, Mexico, Peru and Brazil.

(2)	No amount within this category represents more than 1% of total goodwill.
     While we believe we made reasonable estimates and utilized reasonable assumptions to calculate the fair value of our reporting units, it is possible a material change could occur. If future results are not consistent with our assumptions and estimates, we may be exposed to impairment charges in the future. The following table shows the impact on the fair value of each of our reportable segments of a 100 basis point decline in our discrete and terminal period revenue growth rate, profit margin and discount rate assumptions, respectively:

(in thousands)
Reportable segment	Revenue growth rate	Profit margin	Discount rates
Americas Outdoor	$(380,000)	$(90,000)	$420,000
International Outdoor	$(190,000)	$(160,000)	$90,000
     The following table shows the change to the impairment amount to goodwill that would have occurred using hypothetical percentage reductions in fair value, had the hypothetical reduction in fair value existed at the time of our impairment testing:

(In thousands)
Reportable segment	5%	10%	15%
Americas Outdoor	$168,992	$341,303	$516,303

International Outdoor	$19,139	$40,866	$65,909